

December 15, 2023

Steven Litchfield
Chief Financial Officer
MaxLinear, Inc.
5966 La Place Court, Suite 100
Carlsbad, California 92008

      Re: MaxLinear, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2022
         Filed February 1, 2023
         Form 10-Q for the Quarterly Period Ended September 30, 2023
         Filed October 25, 2023
         File No. 001-34666

Dear Steven Litchfield:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 58

1. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. If specific quantitative impacts are known, refrain from using relative terms, such as "primarily" and "to a lesser extent." When you discuss revenue fluctuations, specifically describe the extent to which changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you disclose on pages 59 and 60

that revenue changes were driven by sales of specific products, gross profit was impacted by "revenue mix" and provide boilerplate disclosure that the increase in cost of net revenue was "primarily driven by higher sales and incremental expenses." Ensure you explain in sufficient detail the reasons driving these changes and that your overall revised disclosures assist in satisfying the requirements of Item 303(a)-(b) of Regulation S-K and the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:

- to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management;

- to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

- to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance

Cash Flows from Operating Activities, page 65

2.   Please provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Notes to Consolidated Financial Statements
7. Balance Sheet Details, page 99

3.   We note the material increases in your "price protection" and "price adjustments" accruals from fiscal year ends 2021 to 2022. Please tell us and revise your disclosures to specify the nature of the items included within each accrual. Also tell us the reasons for the significant increases in these liabilities and, to the extent the related activity materially impacted your results of operations, ensure you sufficiently discuss the historical and trending impacts within MD&A.

Form 10-Q for the Quarterly Period Ended September 30, 2023

15. Commitments and Contingencies, page 31

4.   We note your disclosures regarding the dispute with Silicon Motion and a related class action lawsuit. We further note that "no material loss contingencies have been accrued" for other legal matters "in the ordinary course of business" but indicate that "litigation can have a material adverse impact." To the extent it is reasonably possible you

will incur losses in excess of recorded accruals related to your contingencies, please provide the applicable disclosures required by ASC 450-20-50-3 through -4, including the amount or range of reasonably possible losses in excess of recorded amounts. If an estimate of reasonably possible additional losses can be made and that amount, both for each individual matter and in the aggregate, is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect. Alternatively, if no amount of loss in excess of recorded accruals is believed to be reasonably possible, please state this in your disclosure.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eiko Yaoita Pyles at 202-551-3587 or Andrew Blume at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing